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                            December 21, 2020

       James Pekarek
       Executive Vice President and Chief Financial Officer
       Agiliti, Inc.
       6625 West 78th Street, Suite 300
       Minneapolis, MN 55439

                                                        Re: Agiliti, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
4, 2020
                                                            CIK No. 0001749704

       Dear Mr. Pekarek:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed December 4, 2020

       Prospectus Summary, page 1

   1. We note your response to our prior comment 1, and we reissue the comment in part.
                                                        Please disclose in your
Prospectus Summary the borrowings under your Second Term
                                                        Loan and the amount of
the dividend that you paid from the borrowings, including the business purpose for
this dividend.
   2. We note your response and revisions in response to our prior comment 5, and we reissue the comment in part. So
that investors can assess the relevance of your customer case study, as well as what
you mean we you state that you have a high customer retention rate, please disclose the
average revenue growth rate for your existing customers over the past three years, as well as
your average customer retention rate for the same time period.
 James Pekarek
Agiliti, Inc.
December 21, 2020
Page 2
A substantial portion of our revenues comes from customers..., page 23

3. In response to our prior comment 7 you note that the GPO agreements facilitate the
         Company   s ability to establish contracts or relationships with
individual customers that
         are members of the GPO. Please explain what would happen to your agreements with those customers that purchase equipment or services through a GPO if your contract with that GPO were altered or terminated. Please also tell us whether you are able to contract with those customers without going through the GPO.
2019 Executive Compensation Components
Setting Executive Compensation , page 95

4. We note that in response to our prior comment 19 you state that you have not engaged in benchmarking to base, justify or provide a framework for compensation decisions in the past. However, you continue to refer to your peer group companies in the description of your 2019 executive compensation. For example, page 94 states that base salary is
         "competitive with salary levels for similarly situated executives of our peer companies, adjusted for our size and ownership model" and on pages 95-96 you state that compensation is determined based on "market data from peer group companies." Please advise and revise as appropriate.
Annual Performance-Based Incentive Compensation , page 97

5. We note your response and your revised disclosure in response to our prior comment 20.
       Please revise your disclosure to describe in greater detail how your matrix works, including how you calculate payout amounts based on where actual results fall within the ranges you established, and the weight given to each of your performance targets in calculating the payout amount. Please also tell us why the threshold column for non-
       equity incentive plan awards in the Grants of Plan-Based Awards table is blank.
       According to Instruction 2 to Item 402(d), threshold refers to the minimum amount payable for a certain level of performance under the plan. If your named executive officers
FirstName LastNameJames Pekarek
       are guaranteed a payout regardless of the achievement of your performance targets, please
Comapany    NameAgiliti,
       clarify.            Inc.
                 Also, if applicable, please discuss any discretion that may be exercised in granting such21,
December     awards
                2020 absent
                     Page 2attainment of the stated performance goals, targets or ranges.
FirstName LastName
 James Pekarek
FirstName
Agiliti, Inc.LastNameJames Pekarek
Comapany21,
December     NameAgiliti,
                2020      Inc.
December
Page 3      21, 2020 Page 3
FirstName LastName
       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services